SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 31, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	October 31, 2008

TAM to Offer Direct Rio - New York Flights Starting November 1

Four round trip frequencies per week between the two cities

São Paulo, October 31, 2008 – TAM (BOVESPA: TAMM4 and NYSE:TAM) will start operating direct flights between Rio de Janeiro and New York starting Saturday, November 1. Four weekly non-stop round trip frequencies between the two cities will be offered. TAM passengers will be able to fly Business or Economy class. Flights will be operated using the Boeing 767-300, which holds 205 passengers.

"Rio de Janeiro is a strategic market for TAM and represents an important gateway for passengers coming from the United States. Therefore, we are increasingly investing in new services, such as the direct Rio - New York and Rio - Miami flights, the latter having begun September 19," said Paulo Castello Branco, Commercial and Planning Vice President.

The flight will depart Rio de Janeiro's Tom Jobim International Airport (Galeao) at 11:15 p.m. (local time) Tuesdays, Thursdays, Saturdays and Sundays, and fly directly into JFK in New York, arriving at 6:00 a.m. (local time) the following day.

Return flights will be available Mondays, Wednesdays and Fridays. The flight will depart JFK at 4:15 p.m. (local time) and fly directly to Rio de Janeiro (Galeao), arriving at 5:30 a.m. (local time). On Sundays, the flight will leave New York at 8:00 a.m. and arrive in Rio de Janeiro at 9:15 p.m. (local time).

Fares for the launch of the new service will start at US$749 for economy (for tickets issued through 10/31/2008) and US$4,120 for business class (for tickets issued through 12/04/08), round trip, plus taxes. For further information, reservations or to purchase tickets, contact the TAM Call Center at 4002-5700 (for state capitals), and 0800-570-5700 (other locations) or go to www.tam.com.br.

Flights to the United States

TAM already operates two daily flights to New York from Sao Paulo (Guarulhos). All legs of the trip are on A330 aircraft in both directions. With the start of the new service from Rio, TAM will now offer 18 weekly flights between Brazil and New York.

TAM operations include four daily flights (28 per week) to Miami, Florida. One of the flights starts in Confins, in Belo Horizonte (MG), continues to Rio de Janeiro and then on to Miami. TAM also offers two daily flights from Sao Paulo (Guarulhos) – one of them stopping in Salvador (BA) on Sundays on the outbound and return legs – and another from Manaus. All flights receive and offer connections.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed September 2008 with a 52.8% market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 82.1% in September. Operations abroad include TAM flights to 17 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. A pioneer in Brazil's airline industry with the launch of its Programa Fidelidade frequent flyer program, TAM today has more than 5 million members and has redeemed more than 5.9 million tickets for frequent flyer points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.